Exhibit 99.1

Brookfield Announces Investment Agreement with alstria office REIT-AG with the Intention to Launch a Voluntary Public Takeover Offer for EUR 19.50 Per Share

•	alstria office REIT-AG's Management and Supervisory Board welcome and support the voluntary public takeover offer

•	The offer price represents a premium of 34.5% to the XETRA closing share price on May 21, 2021, the last trading day prior to when Brookfield’s real estate private funds started building a strategic stake in the Company, and a premium of 6.8% to the last reported EPRA NTA as of September 30, 2021

•	The offer aims to establish Brookfield through the Bidder as anchor shareholder and a strong strategic and financial partner; alstria office REIT-AG will benefit from Brookfield’s experience of owning and operating premier office assets around the world

•	Completion of the offer will be subject to a minimum acceptance threshold of 50 percent plus one alstria office REIT-AG share (including the shares already owned by Brookfield’s real estate private funds) and the Bidder has committed not to enter into a domination agreement and/or profit and loss transfer agreement for at least three years after closing of the offer

LONDON, November 4, 2021 – Brookfield Asset Management (NYSE: BAM, TSX: BAM.A) (“Brookfield”) announces that Alexandrite Lake Lux Holdings S.à r.l. (the “Bidder”), a company controlled by one of its real estate private funds, has today published its decision to launch a public takeover offer to all shareholders of alstria office REIT-AG (the “Company”), for the acquisition of all outstanding shares of alstria office REIT-AG, following an investment agreement the Bidder entered today with the Company.

alstria office REIT-AG is a leading German real estate platform with a high-quality office portfolio across six of Germany’s seven core investment markets, including Hamburg, Frankfurt, Duesseldorf, Berlin and Stuttgart. As of September 30, 2021, alstria office REIT-AG’s real estate portfolio comprised 111 properties with a lettable area of 1.5 million square meters and a market value of EUR 4.7 billion.

The Bidder will offer alstria office REIT-AG shareholders a cash consideration of EUR 19.50 per share, which represents a premium of 34.5% to the XETRA closing share price on May 21, 2021, the last trading day prior to when Brookfield’s real estate private funds started building a strategic stake in the Company, and a premium of 6.8% to the last reported EPRA NTA as of September 30, 2021.

The completion of the takeover offer will be subject to a minimum acceptance threshold of 50 percent plus one alstria office REIT-AG share (including the shares already owned by Brookfield’s real estate private funds) and certain further customary conditions, including merger control and foreign investment clearance in Germany. Closing of the takeover offer is expected to occur in Q1 2022.

Management and Supervisory Board of alstria office REIT-AG support the takeover offer

The Management and Supervisory Board of alstria office REIT-AG welcome the Bidder’s offer and believe that the transaction is in the interest of the Company. Subject to their review of the offer document, the Management and Supervisory Board intend to recommend that alstria office REIT-AG shareholders accept the offer. In the investment agreement, the members of the Management and Supervisory Board have committed to tender their shares into the takeover offer, subject to existing share ownership guidelines.

“Through this offer, we will provide alstria office REIT-AG with a strong and reliable strategic partner that understands its business and can deliver the stability needed to support the company in its next development stage”, said Brad Hyler, Managing Partner and Head of European Real Estate at Brookfield. “As a long-term shareholder of alstria office REIT-AG, we have a strong relationship with the Management Board and we are excited about the opportunity to combine alstria office REIT-AG’s prime German office portfolio, established operating platform and market-leading ESG credentials, with Brookfield’s global real estate operating expertise and vast real assets ecosystem, to enable the business to realize its full potential.”

Olivier Elamine, CEO of alstria office REIT-AG, said: “The office sector is going through a fundamental transformation, driven, among others, by evolving occupier demand and decarbonization needs. There is substantial value for the company to be anchored with a sophisticated shareholder with a longer-term investment horizon than public equity usually allows for, notably during a phase of substantial investment. Brookfield shares our views and understanding of both the challenges and opportunities that will be offered by the market transformation.”

Partnership with Brookfield to support alstria office REIT-AG’s next development phase

The office real estate sector is undergoing a fundamental evolution driven by demand from top global companies for the highest quality and most sustainable buildings with modern amenities and wellness attributes in prime locations. The partnership between Brookfield and alstria office REIT-AG aims to establish Brookfield through the Bidder as anchor shareholder to support alstria office REIT-AG by capitalizing on Brookfield’s long-standing experience of owning and operating premier real estate globally as well as its access to capital and tenant relationships.

Brookfield will provide its strategic and financial support to alstria office REIT-AG by working closely with the Management Board to actively pursue new value-add acquisitions and sustainable refurbishment and repositioning opportunities to meet evolving tenant requirements. Brookfield intends to further support alstria office REIT-AG in the acceleration of its next development cycle by prioritizing ESG-compliant capex initiatives across its existing portfolio.

Best-in-class management and workforce to remain key pillars of alstria office REIT-AG’s success Brookfield recognizes the valuable and longstanding expertise of alstria office REIT-AG’s management. It supports the Management Board’s strategy and intends for the current members to continue to manage the Company after the transaction closes.

Given Brookfield’s heritage as a global owner and operator of real assets businesses, it recognizes the value of talented and motivated employees and acknowledges the role of alstria office REIT-AG’s employees in its success. Brookfield is committed to maintaining and developing a working environment to attract, continuously develop and retain a best-in-class workforce at alstria office REIT-AG.

No domination and profit and loss transfer agreement

The Bidder has secured the financing for the takeover offer. There are no requirements in connection with financing, legal or any other purposes to enter into a domination agreement and/or profit and loss transfer agreement (“DPLTA”) and the Bidder has committed in the Investment Agreement in a legally binding manner not to enter into a DPLTA for at least three years after closing of the takeover offer.

Advisors

Morgan Stanley is serving as lead financial advisor, as well as providing financing alongside a syndicate of banks including Bank of America Securities, Deutsche Bank, and Societe Generale, who are each acting as co-financial advisors to the Bidder along with Eastdil Secured.

Kirkland & Ellis are acting as legal counsel and Brunswick Group as communications advisor.

The takeover offer will be made pursuant to the terms and conditions set out in the offer document to be approved by the German Federal Financial Supervisory Authority (BaFin). Following approval by BaFin, the offer document will be published in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - WpÜG) and the acceptance period for the takeover offer

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will commence. The offer document (once available) and other information pertaining to the takeover offer will be made available on the following website: www.lake-offer.com

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Brookfield Asset Management Inc.

Brookfield is a leading global alternative asset manager with approximately US$650 billion of assets under management across real estate, infrastructure, renewable power, private equity, and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Marie Fuller Tel: +44 020 7408 8375 Email: marie.fuller@brookfield.com Felix Morlock Brunswick Group Tel: +49 173 8780702 Email: lakeger@brunswickgroup.com	Investor Relations: Linda Northwood Tel: +1 (416) 359-8647 Email: linda.northwood@brookfield.com

Important Notice

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in the Company. The Offer itself as well as its terms and conditions and further provisions concerning the Offer will be set out in the offer document in detail after the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) has permitted the publication of the offer document. Investors and holders of shares in the Company are strongly advised to thoroughly read the offer document and all other relevant documents regarding the Offer upon their availability since they will contain important information.

Forward-Looking Statements:

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. In some cases, you can identify forward-looking statements and information by words such as “intends,” “expects,” “believes,” “approximately,” “estimate,” “may,” “predict,” “plan,” “should,” “will,” and “would” or the negative version of these words or other comparable or similar words that are predictive in nature or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Although Brookfield believes that forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward- looking statements include the ability to obtain regulatory approvals and meet other closing conditions ; a delay in the closing of the investment; the general political, economic and market conditions; and other risks

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and factors as detailed from time to time in Brookfield’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make investment decisions with respect to Brookfield or otherwise, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This news release and its contents do not constitute and should not be construed as a recommendation to buy; an offer to buy or solicitation of an offer to buy; an offer to sell; advice in relation to, any securities of Brookfield or alstria office REIT-AG.

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